[FIRST FINANCIAL HOLDINGS, INC. LETTERHEAD]

February 25, 2010

Via Telecopy and Edgar

Christian Windsor, Esquire
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	First Financial Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2009
File No. 000-17122

Dear Mr. Windsor:

This letter is to acknowledge receipt of the comment letter, dated February 18, 2010.  As a result of the number of comments contained in the comment letter, we respectfully request that we be given an extension to respond to your comment letter until March 26, 2010 to allow for us, our legal counsel and our auditors to have sufficient time to review and respond to the comments.

If you have any questions concerning this matter, please contact the undersigned at (843) 529-5907 or by email at whall@Firstfederal.com.

Sincerely,

/s/R. Wayne Hall

R. Wayne Hall
Chief Financial Officer

cc:	Michael Volley, Securities and Exchange Commission, Division of Corporation Finance
Paul Cline, Securities and Exchange Commission, Division of Corporation Finance
Justin Dobbie, Securities and Exchange Commission, Division of Corporation Finance